



AB 3/31

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

10030625

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 66216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Apple Lane Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2393 Main St.
(No. and Street)

Lancaster (City) MA (State) 01523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paolilli, Jarek & Der Ananian LLC
(Name – *if individual, state last, first, middle name*)

319 Littleton Rd (Address) Westford (City) MA (State) 01886 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/31

OATH OR AFFIRMATION

I, Dayna Gant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Apple Lane Group LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KATHLEEN L. FAUR
Notary Public
Commonwealth of Massachusetts
My Commission Expires
February 3, 2017

Signature

Managing Director
Title

Kathleen L. Faur
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
MAR 2 5 2010
WASH., D.C.
200
SECTION

APPLE LANE GROUP, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009 and 2008

Paolilli, Jarek &
Der Ananian, LLC

CERTIFIED PUBLIC
ACCOUNTANTS

APPLE LANE GROUP, LLC

INDEX

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Tel. 978.392.3400
Fax. 978.392.3406
www.pjcpa.com
319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITORS' REPORT

Managing Director
APPLE LANE GROUP, LLC
2393 Main Street
Lancaster, MA 01523

We have audited the accompanying balance sheets of APPLE LANE GROUP, LLC, as of December 31, 2009, and the related statements of operations, changes in member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of APPLE LANE GROUP, LLC as of December 31, 2008 were audited by other auditors whose report dated February 2, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of APPLE LANE GROUP, LLC as of December 31, 2009 and the results of its operations, changes in member's capital, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

INDEPENDENT AUDITORS' REPORT (con't)

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

February 16, 2010
Westford, Massachusetts


Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

APPLE LANE GROUP, LLC

BALANCE SHEET
As of December 31, 2009

		2009		2008
Assets:				
Current Assets:				
Cash	$	21,137	$	17,571
Prepaid Expense		1,084		555
Total Current Assets		22,221		18,126
Fixed assets, at cost		38,721		38,721
Less: Accumulated depreciation		(30,074)		(24,976)
		8,647		13,745
Total Assets	$	30,868	$	31,871
Liabilities and Member's Capital:				
Current Liabilities:				
Accounts payable	$	4,625	$	7,868
Member's Capital:		26,243		24,003
Total Liabilities and Member's Captital	$	30,868	$	31,871

Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

The accompanying notes are an integral part
of these financial statements.

APPLE LANE GROUP, LLC

STATEMENTS OF INCOME
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:	$ 684,754	$ 324,192
Operating expenses:		
Auto expenses	12,431	12,018
Client expense	3,640	0
Commission expense	573,051	0
Depreciation	5,098	6,818
General and administrative	15,181	10,456
Professional expenses	7,545	5,042
Telephone	9,503	9,456
Travel	24,658	55,415
Total operating expenses	651,106	99,205
Income from operations	33,648	224,987
Other income:		
Interest income	102	288
Net income	$ 33,750	$ 225,275

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

APPLE LANE GROUP, LLC

STATEMENTS OF MEMBER'S CAPITAL
For the Years Ended December 31, 2009 and 2008

Balance, December 31, 2007	28,955
Member distribution	(230,227)
Net Income	225,275
Balance, December 31, 2008	24,003
Member distribution	(31,510)
Net Income	33,750
Balance, December 31, 2009	26,243

APPLE LANE GROUP, LLC

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

		2009		2008
Cash Flows from Operating Activities:				
Net Income	$	33,750	$	225,275
Adjustments to Reconcile Net Income to net cash provided by operating activities:				
Depreciation		5,098		6,818
(Increase) decrease in prepaid expense		(529)		-
Increase (decrease) in accounts payable		(3,243)		(16,455)
Net cash provided by operating activities		35,076		215,638
Cash Flows from Financing Activities:				
Member distribution		(31,510)		(230,227)
Net increase (decrease) in cash and cash equivalents		3,566		(14,589)
Cash and cash equivalents - January 1,		17,571		32,160
Cash and cash equivalents - December 31,	$	21,137	$	17,571

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are integral part of these financial statements.

APPLE LANE GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

1. THE COMPANY AND NATURE OF OPERATIONS:

Apple Lane Group, LLC (the Company) was formed on November 13, 2003 as a Massachusetts Limited Liability Company and became a FINRA registered broker/dealer on June 1, 2004. The Company is engaged in the business of providing consulting services to senior level management of business entities and acts as a placement agent in the issuance of private placement securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a. Method of Accounting

The financial statements have been prepared using the accrual basis of accounting; therefore, revenue is recognized when earned, and expenses are recognized when incurred.

b. Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from the estimates made in the preparation of these financial statements.

Management's evaluation of estimates, assumptions, and subsequent events considered in the preparation of these financial statements is limited to information readily available as of February 15, 2010, the date that the financial statements were available to be issued.

c. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term cash investments with a maturity of three months or less to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

d. Property and Equipment

Property and equipment is recorded at cost. Major replacements and betterments to equipment are capitalized, whereas routine maintenance, repairs and minor replacements are charged to expense as incurred.

Depreciation expense is computed on the straight-line method for financial reporting purposes and on the MACRS method for income tax purposes using the estimated lives of individual assets as follows:

	Number of Years
Computer equipment	3-5
Office furniture/equipment	7

e. Federal and State Income Taxes

The Company is organized as a Limited Liability Company (LLC). Under the provisions of the Internal Revenue Code for LLC's, the Company is treated as a Sole Proprietorship for income tax reporting purposes and, therefore, is not subject to income taxes. Income or losses of the Company are includable in the Member's individual income tax returns.

3. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both, as defined, shall not exceed 15 to 1. At December 31, 2009 and 2008, the Company had net capital of $16,512 and $9,703, respectively which was $11,512 and $4,703, respectively, in excess of its required net capital of $5,000. At December 31, 2009 and 2008, the Company's ratio of aggregate indebtedness to net capital was .28 to 1 and .81 to 1, respectively.

Note 4. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k) (2) (i), as a broker/dealer who engages exclusively in providing consulting services to private equity funds and private placements of securities structured primarily as equity or debt of private equity funds.

APPLE LANE GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

COMPUTATION OF NET CAPITAL

Member's capital		$ 26,243
Less non-allowable assets:		
Prepaid expense	1,084	
Fixed assets, net	8,647	
		9,731
Net Capital		$ 16,512

AGGREGATE INDEBTEDNESS

Accounts payable	$ 4,625
Total Aggregate Indebtedness	$ 4,625

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum capital requirement	$ 5,000
Excess Net Capital	$ 11,512
Ratio: Aggregate indebtedness to net capital	0.28

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

See accompanying notes
and independent auditors' report.

APPLE LANE GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA, of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	16,512
Net audit adjustments		
Net Capital per above	$	16,512


Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

See accompanying notes
and independent auditors' report.

Paolilli, Jarek & Der Ananian, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

Tel. 978.392.3400
Fax. 978.392.3406
www.pjcpa.com
319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Managing Director
APPLE LANE GROUP, LLC
Lancaster, Massachusetts

In planning and performing our audit of the financial statements and supplementary schedules of APPLE LANE GROUP, LLC for the year ended December 31, 2009, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, in the recordation of differences required by rule 17a-13, or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (con't)

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 (con't)

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.



Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

February 16, 2010
Westford, Massachusetts


Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

Paolilli, Jarek & Der Ananian, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO SIPC ASSESSMENT RECONCILIATION

Managing Director
APPLE LANE GROUP, LLC
2393 Main Street
Lancaster, MA 01523

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by APPLE LANE GROUP, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating APPLE LANE GROUP, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). APPLE LANE GROUP, LLC's management is responsible for the Company's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
February 16, 2010


Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS